Exhibit 21

SUBSIDIARIES OF COHU, INC.

LEGAL ENTITY NAME	PLACE OF INCORPORATION

Delta Design, Inc. (1)	Delaware
FRL, Incorporated	California
Delta Design (Littleton), Inc.	Delaware
Cohu Foreign Sales Ltd.	Barbados
Kita USA, Inc.	Massachusetts

(1) Delta Design, Inc. owns the following subsidiaries:

Delta Design Luxembourg S.à r.l	Luxembourg
Delta Design Singapore PTE LTD	Singapore
Delta Design Philippines LLC	Delaware
Cohu S.A.	Costa Rica
Delta Design Europe GmbH	Germany
Rasco GmbH (2)	Germany
Rosenheim Automation Systems Corporation	California
Ismeca Semiconductor Holding SA (3)	Switzerland

(2) Rasco GmbH owns the following subsidiary:

Kita Manufacturing Co., LTD.	Japan

(3) Ismeca Semiconductor Holding SA owns the following subsidiaries:

Ismeca Europe Semiconductor SA	Switzerland
CDF Holding USA	Delaware
Ismeca USA, Inc.	California
Cohu Malaysia Sdn. Bhd.	Malaysia
Ismeca Semiconductor (Suzhou) Co Ltd	China